Corporate Headquarters
Newenham House, Northern Cross, Malahide Road, Dublin 17, Ireland.
T 353 1 846 9100 F 353 1 846 9150 www.experiangroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

14 February 2008




08000823

SUPPL

Dear Sirs,

RE: EXPERIAN GROUP LIMITED – 12g3-2(b) EXEMPTION FILE NUMBER 82-35022

Enclosed is a schedule being furnished to the Securities and Exchange Commission on behalf of Experian Group Limited, a public limited company incorporated under the laws of Jersey, in connection with its exemption, file number 82-35022, from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") afforded to foreign private issuers by Rule 12g3-2(b) under the Exchange Act.

As explained in our letter dated 10 July 2007, we are not including in this submission a copy of the documents listed in the enclosed Schedule and which are available on our website, www.experiangroup.com.

Yours faithfully

Ronan Hanna
Deputy Company Secretary

Enc.

Experian Group Limited. Registered office: 22 Grenville Street, St. Helier, Jersey, JE4 8PX. Registration No: Jersey 93905.
Branch registered address: Newenham House, Northern Cross, Malahide Road, Dublin 17, Ireland. Registration No: Ireland 905565.

EXPERIAN GROUP LIMITED

SCHEDULE OF ANNOUNCEMENTS
16 JANUARY 2008 – 14 FEBRUARY 2008

Exemption file number 82-35022

LONDON STOCK EXCHANGE ANNOUNCEMENTS		
08/02/2008		Director / PDMR Shareholding
07/02/2008		Holding(s) in Company
31/01/2008		Total Voting Rights
29/01/2008		Investor Seminar
28/01/2008		Holding(s) in Company
28/01/2008		Holding(s) in Company
16/01/2008		Interim Management Statement

END